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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 36696

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gelber Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 N. Orleans, 7th Floor

(No. and Street)

Chicago   **IL**   **60654**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Franklin Gelber   **312-427-7100**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

One South Wacker, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Franklin Gelber _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Gelber Securities, LLC _____ , as

of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

__None.__ _____

_____

_____

OFFICIAL SEAL
ALEJANDRA MARRUFO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/12/23

_____ Signature

Chief Financial Officer
_____ Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Managing Member of Gelber Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Gelber Securities, LLC (the Company) as of December 31, 2019, and the related notes to the statement of financial condition (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2007.

Chicago, Illinois
February 26, 2020

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International

Gelber Securities, LLC

Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	272,000
Money market funds		1,000
Securities purchased under agreements to resell		99,454,000
Securities owned (pledged $956,319,000)		957,971,000
Receivables:		
Clearing brokers and broker dealers		25,295,000
Other		50,000
Exchange membership, at cost (fair value $4,181,000)		146,000
Other assets		39,000
Total assets	$	1,083,228,000
Liabilities and Member's Equity		
Liabilities:		
Securities sold under agreements to repurchase	$	284,464,000
Payables:		
Clearing brokers and broker dealers		492,317,000
Traders		3,505,000
Parent		20,000
Securities sold, not yet purchased		241,030,000
Accounts payable and accrued expenses		319,000
Total liabilities		1,021,655,000
Member's equity		61,573,000
Total liabilities and member's equity	$	1,083,228,000

See Notes to Statement of Financial Condition.

Gelber Securities, LLC

Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Gelber Securities, LLC (the Company), a wholly owned subsidiary of Gelber Group, LLC (the Parent), is a registered securities broker-dealer. The Parent controls the day-to-day operations, business and affairs of the Company, including distributions and admittance of new members.

The Company enters into proprietary transactions, primarily U.S. Government securities, futures and options on futures, equities, equity options and exchange-traded funds and clears all transactions through other broker-dealers and the Parent. The Company's proprietary traders participate in the net trading revenue generated from their trading activities.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

A summary of the Company's significant accounting policies follows:

The Company follows generally accepted accounting principles (GAAP) established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments: Investments are recorded on trade date and reflected at fair value.

Securities and commodities transactions: Securities and commodities transactions are recorded on trade date and carried at fair value based on quoted market prices. Realized and unrealized gains or losses are included in net trading gains.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as a receivable from clearing brokers on the statement of financial condition.

Resale and repurchase agreements: Securities purchased under agreements to resell (reverse repurchase or resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral as appropriate.

Exchange membership: The exchange membership includes shares in a derivatives exchange required to be held for operating purposes and, accordingly, is carried at historical cost.

Gelber Securities, LLC

Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Income taxes: The Company is a single-member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the tax returns of its members.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing an entity's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions that are not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2019.

Tax returns filed by the Parent are generally not subject to examination by federal and state taxing authorities for years before 2016.

Recent accounting pronouncement: In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019. Expected credit losses on receivables will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company completed the analysis as of January 1, 2020, related to the above noted financial assets within the scope of Accounting Standards Codification (ASC) 326 and identified no material current expected credit loss to be recorded.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosures through the date financial statements were issued.

Note 2. Payable to Clearing Brokers and Broker Dealers

Receivable from and payable to clearing brokers and broker dealers at December 31, 2019, consist of:

	Receivable	Payable
Cash	$ 25,472,000	-
Open trade equity of listed futures contracts, net	(177,000)	-
Unsettled government securities transactions, net	-	(492,317,000)
	$ 25,295,000	(492,317,000)

Securities owned, cash and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to the clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements. Pledged instruments that can be sold by the secured party are identified in the statement of financial condition.

Gelber Securities, LLC

Notes to Statement of Financial Condition

Note 3.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

> Level 1. Unadjusted quoted prices for identical instruments in active markets that the Company has the ability to access at the measurement date.

> Level 2. Inputs other than quoted prices within Level 1 that are observable for the instrument, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

> Level 3. Inputs that are unobservable for the instrument and include situations where there is little, if any, market activity for the asset or liability.

The availability of observable inputs can vary from security-to-security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company's investments in money market funds, exchange-traded futures and U.S. Government obligations are valued using quoted market prices. The fair value of equity securities traded on a national securities exchange, or reported on the NASDAQ and the NYSE national markets, is based on the last reported sales prices on the day of valuation. The fair value of exchange-traded equity options and options on futures are based on the national bid/offer, and the fair value of all other derivative contracts is based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

The Company assesses the level of investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that causes the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

Gelber Securities, LLC

Notes to Statement of Financial Condition

Note 3. Fair Value of Financial Instruments (Continued)

The following summarizes the Company's assets and liabilities measured at fair value at December 31, 2019, using the fair value hierarchy:

	Level 1
Assets	
Money market funds	$ 1,000
Securities owned:	
U.S. Government obligations	814,632,000
Equity securities	117,332,000
Equity options	26,007,000
Total securities owned	957,971,000
Receivable from clearing brokers and broker dealers:	
Futures	(177,000)
Total assets at fair value	$ 957,795,000
Liabilities	
Securities sold, not yet purchased:	
U.S. Government obligations	$ 95,449,000
Equity securities	118,757,000
Equity options	26,824,000
Total securities sold, not yet purchased	241,030,000
Total liabilities at fair value	$ 241,030,000

As of December 31, 2019, the Company had no Level 2 or Level 3 assets or liabilities.

Substantially all of the Company's assets and liabilities are considered financial instruments, except for the exchange membership, and are either already reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4. Derivative Financial Instruments and Offsetting

The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

The Company's trading activities involve the use of risk management strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired effect.

These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

Notes to Statement of Financial Condition

Note 4. Derivative Financial Instruments and Offsetting (Continued)

As of December 31, 2019, the Company's derivative activities had the following impact on the statement of financial condition:

Underlying Risk	Statement of Financial Condition Location	Assets	Liabilities	Net
Futures:				
Interest Rate	Receivable from clearing brokers and broker dealers	$ 2,000	$ (178,000)	$ (176,000)
Index	Receivable from clearing brokers and broker dealers	6,000	(7,000)	(1,000)
	Total	$ 8,000	$ (185,000)	$ (177,000)
Options:				
Equity	Securities owned	$ 26,007,000	$ -	$ 26,007,000
Equity	Securities sold, not yet purchased	-	(26,824,000)	(26,824,000)
	Total	$ 26,007,000	$ (26,824,000)	$ (817,000)

As of December 31, 2019, the Company holds derivative instruments, resale repurchase agreements that are either eligible for offset in the statement of financial condition and/or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

The following table provides disclosure regarding the potential effect of offsetting of recognized derivative instruments, resale and repurchase agreements presented in the statement of financial condition:

Type of Instrument	Counterparty	Gross Amount of Recognized Assets (Liabilities)	Gross amounts offset in the Statement of Financial Condition	Net Amount Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition
Futures Contracts	Counterparty A	$ 2,000	$ (178,000)	$ (176,000)	$ -
Reverse Repurchase Agreements	Counterparty B	40,002,000	-	-	40,002,000
Reverse Repurchase Agreements	Counterparty C	59,452,000	-	-	59,452,000
Repurchase Agreements	Counterparty C	(235,828,000)	-	-	(235,828,000)
Repurchase Agreements	Counterparty D	(48,636,000)	-	-	(48,636,000)
Futures Contracts	Counterparty D	6,000	(7,000)	(1,000)	-
		$ (185,002,000)	$ (185,000)	$ (177,000)	$ (185,010,000)

Note 5. Collateral Under Resale and Repurchase Agreements

At December 31, 2019, the aggregate fair values of collateral obtained under overnight agreements to resell and securities deposited under repurchase agreements are substantially equal to the aggregate carrying values of the transactions reflected in the financial statements.

The fair value of collateral obtained under agreements to resell at December 31, 2019, was approximately $99,490,000 of securities sold, not yet purchased. The fair value of assets pledged as collateral under repurchase agreements at December 31, 2019, was approximately $285,006,000 of securities owned.

Gelber Securities, LLC

Notes to Statement of Financial Condition

Note 6. Related-Party Transactions

The Company clears its futures and options on futures transactions through the Parent. At December 31, 2019, receivable from clearing brokers includes $491,000 due from the Parent.

The Parent provides various services, administrative support and office space to the Company. Payable to Parent of $20,000 at December 31, 2019 represents amounts owed related to these arrangements.

Note 7. Commitments, Contingencies, and Indemnifications

In the ordinary course of business, the Company is subject to various litigation, regulatory, and arbitration matters. Although the effects of these matters cannot be determined, management of the Company believes that their ultimate outcome will not have a material effect on the financial position of the Company.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

The Company and its Parent have a line of credit available of $10,000,000. There were no borrowings during the year ended December 31, 2019.

Note 8. Financial Instruments

Proprietary trading activities: In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures, options on futures, equities, equity options and exchange-traded funds. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. An option contract conveys to the purchaser the right, but not the obligation, to buy or sell a financial instrument or commodity at a predetermined rate or price at a time in the future. These financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2019, at the fair values of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2019.

Gelber Securities, LLC

Notes to Statement of Financial Condition

Note 8. Financial Instruments (Continued)

Credit risk: Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company's exposure to credit risk on its U.S. Government securities is reduced by the counterparty netting agreement. Netting is effective across products and cash collateral when so specified in the applicable netting agreement. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements. Also, the Company has entered into certain master netting agreements that provide for net settlement of certain transactions.

Concentration of credit risk: The Company enters into various transactions with broker-dealers and other financial institutions. Cash and derivative financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company, from time-to-time, maintains deposits with financial institutions in amounts that are in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

Note 9. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $250,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined, and that the rate of aggregate indebtedness to net capital, both, as defined, not to exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2019, the Company had net capital and net capital requirements of approximately $37,206,000 and $256,000, respectively. At December 31, 2019, the rate of aggregate indebtedness to net capital was 0.10 to 1.